UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Federal Republic of Germany

Number of	7.	Sole Voting Power: 1,634,250

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 1,634,250

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,634,250

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	8.5%

14.	Type of Reporting Person (See Instructions)	BK

This Amendment No. 24 amends and supplements items 2, 4 and 5 of the Statement on Schedule 13D of Landesbank Berlin AG (“LB”), a wholly owned subsidiary of Landesbank Berlin Holding AG (the “Parent”), which is in turn controlled by Erwerbsgesellschaft der S-Finanzgruppe mbH & Co. KG, a German limited partnership (the “Partnership”), with respect to the shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Aberdeen Australia Equity Fund, Inc. (the “Fund”). Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 2. Identity and Background

The general partner of the Partnership is Regionalverbandsgesellschaft mbH, a German limited liability company (“RVG”) owned by several German regional savings bank associations. The amendment to Annex C attached hereto sets forth the name, address and principal occupation of each of the Executive Directors of RVG. Based on the information about such Executive Directors that is available to the Parent and LB pursuant to German law, neither the Parent nor LB is aware of any information to the effect that any such person has during the last five years been a party to any criminal or civil proceeding. All of the individuals listed on Annex C are citizens of the Federal Republic of Germany.

The amendments to Annex A and Annex B attached hereto set forth the name, address and principal occupation of each director and executive officer of the Parent and LB, respectively. Based on the information about the persons listed on Annex A and Annex B that is available to the Parent and LB pursuant to German labor law (including a police certificate of no criminal record), neither the Parent nor LB is aware of any information to the effect that any such person has during the last five years been party to any criminal or civil proceeding. All of the individuals listed on Annex A and Annex B are citizens of the Federal Republic of Germany.

Item 4. Purpose of Transaction

Because LB has not requested that the Fund update the financial statements contained in the Registration Statement (as defined in Amendment No. 21 to this Statement on Schedule 13D), LB cannot currently sell shares of Common Stock pursuant to the Registration Statement. The sales of Common Stock listed in Item 5 below were effected pursuant to rule 144 under the Securities Act of 1933. Subject to rule 144’s filing requirements and limitations on the permitted volume of sales and the manner in which shares may be sold, LB anticipates that it will continue to sell shares of Common Stock pursuant to such rule when LB considers market conditions to be favorable. Depending on market conditions, LB also reserves the right not to engage in sales of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a) According to the Fund’s report on Form N-CSR filed on July 6, 2009, there were 19,206,969 shares of Common Stock outstanding at April 30, 2009. The percentage set forth in this Item 5(a) is derived using such number. LB has sole power to vote and dispose of 1,634,250 shares of Common Stock, which constitute approximately 8.5% of the outstanding shares of Common Stock.

(c) Since May 28, 2009, LB has effected the following sales of shares of Common Stock in at-the-market transactions on the American Stock Exchange pursuant to rule 144 under the Securities Act of 1933:

Date	Number of Shares	Price (net of commissions)

5/28/2009	10,000	$9.6543
6/16/2009	24,100	9.7281
6/17/2009	10,800	9.1799
6/19/2009	8,700	9.7186
6/23/2009	1,200	9.2233
6/24/2009	4,800	9.4025
6/25/2009	8,400	9.4685
6/26/2009	25,500	9.5038

6/29/2009	5,800	9.3519
6/30/2009	2,000	9.3005
7/1/2009	7,300	9.4022
7/2/2009	2,700	9.1498
7/7/2009	2,000	8.8105
7/10/2009	2,000	8.5663
7/13/2009	26,465	8.7570
7/15/2009	2,000	9.0048
7/16/2009	1,000	9.3390
7/17/2009	5,700	9.3800
7/20/2009	2,000	9.5257
7/21/2009	2,700	9.7389
7/22/2009	2,000	9.5026
7/23/2009	18,160	9.8616
7/24/2009	17,975	10.0622

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2009

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title: Managing Director

By: /s/ Moritz Sell
Name: Moritz Sell
Title: Director

Annex A

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Landesbank Berlin Holding AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Landesbank Berlin Holding AG

Members of the Managing Board

Name and Address	Principal Occupation
Dr. Johannes Evers	Chairman of the Managing Board of Landesbank Berlin AG
Dr. Thomas Veit	Member of the Managing Board of Landesbank Berlin AG

Annex B

Unless otherwise indicated, the business address for all individuals listed in this Annex B is Landesbank Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Landesbank Berlin AG

Members of the Managing Board

Name and Address	Principal Occupation
Dr. Johannes Evers	Chairman of the Managing Board of Landesbank Berlin AG
Serge Demolière	Member of the Managing Board of Landesbank Berlin AG
Hans Jürgen Kulartz	Member of the Managing Board of Landesbank Berlin AG
Martin Klaus Müller	Member of the Managing Board of Landesbank Berlin AG
Dr. Thomas Veit	Member of the Managing Board of Landesbank Berlin AG

Executive Officers

Name and Address	Principal Occupation
Alt, Volker Landesbank Berlin AG Unternehmensentwicklung und Recht	Managing Director of Landesbank Berlin AG
Bahners, Andreas Landesbank Berlin AG Vertrieb Immobilienfinanzierung Alte Bundesländer Corneliusstraße 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Bauer, Andrea Daniela Landesbank Berlin AG Client Business - Distribution	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Bergmann, Gero Landesbank Berlin AG Vertrieb Immobilienfinanzierung Ausland Corneliusstraße 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Boenke, Frank-Michael Landesbank Berlin AG Compliance und Geldwäsche Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Brummel, Beate Landesbank Berlin AG Kredit	Managing Director of Landesbank Berlin AG
Butzer, Arnold Landesbank Berlin AG Vertrieb Immobilienfinanzierung Berlin und Neue Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Hirschhaeuser, Dr. Karl-Friedrich Landesbank Berlin AG Internationales Geschäft	Managing Director of Landesbank Berlin AG
Jänichen, Michael Landesbank Berlin AG Berliner Sparkasse Firmenkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG
Kipp, Dirk Landesbank Berlin AG Treasury & Trading	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Klein, Gerald Landesbank Berlin AG Client Business - Production	Managing Director of Landesbank Berlin AG
Mühle, Arnd Landesbank Berlin AG London Branch 1 Crown Court Cheapside GB-London EC2V 6LR	General Manager of Landesbank Berlin AG London Branch
Pritzsche, Wolfgang Landesbank Berlin AG Finanzen Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Richardt, Claus-Günther Landesbank Berlin AG Berliner Sparkasse Vermögensanlagen Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG
Scheer, Heinz-Günter Landesbank Berlin AG Konsumentenfinanzierung	Managing Director of Landesbank Berlin AG
Schölper, Siegfried Landesbank Berlin AG Risiko und Controlling Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Schroeder, Bartho Landesbank Berlin AG Business Management	Managing Director of Landesbank Berlin AG
Spicker, Klaus Landesbank Berlin AG Datenschutz Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Thanheiser, Michael Landesbank Berlin AG Berliner Sparkasse Privatkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG

Annex C

Regionalverbandsgesellschaft mbH

Executive Directors

Unless otherwise indicated, the business address for all individuals listed in this Annex C is Regionalverbandsgesellschaft mbH, Charlottenstrasse 47, D-10117 Berlin, Federal Republic of Germany.

Name and Address	Principal Occupation
Manfred Üffing	Managing Director at Sparkassen- und Giroverband Hessen-Thüringen
Carsten Steffan	Managing Director at DSGV öK (Deutscher Sparkassen- und Giroverbandes öK) (German savings bank association) (“DSGV öK”)
Dr. Michael Schieble	Chief Representative (Generalbevollmaechtigter) at DSGVeV
Dietrich Harms	Chairman of the Managing Board of Sparkasse Märkisch-Oderland